Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

September 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ernest Greene

Andrew Blume

Erin Donahue

Anne Parker

Re:	The Magnum Ice Cream Company B.V. Draft Registration Statement on Form 20-F Submitted June 10, 2025 CIK No. 0002071668

Ladies and Gentlemen,

On behalf of The Magnum Ice Cream Company B.V. (the “Company”), we hereby submit a third Draft Registration Statement on Form 20-F (“Submission No. 3”).

The Company previously submitted a Draft Registration Statement on Form 20-F to the U.S. Securities and Exchange Commission (the “Commission”) on June 10, 2025 (the “Draft Submission”). On July 7, 2025 the Company received a comment letter with respect to the Draft Submission (the “Comment Letter”) from the staff of the Commission (the “Staff”). On August 6, 2025, the Company submitted a second Draft Registration Statement on Form 20-F (“Submission No. 2”), along with a response letter in order to address the Comment Letter (“Response Letter”). On August 26, 2025, we received a comment letter with respect to Submission No. 2 from the Staff. (“Comment Letter No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to Comment Letter No. 2 and also includes revisions that are responsive to comments provided by the Dutch Authority for the Financial Markets and the Financial Conduct Authority.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Capitalised terms used but not defined herein have the respective meanings set forth for such terms in Submission No. 3.

Amendment 1 to Draft Registration Statement on Form 20FR12B Submitted August 6, 2025

Manufacturing agreements, page xix

1.	We have read your response to prior comment 4 regarding your toll manufacturing agreements. You indicate that Unilever is responsible for manufacturing ice cream products using your factories, equipment, and personnel and that your factories convert raw and pack materials into finished goods for a tolling fee or perform manufacturing activities for an operating and equipment fee. Please address the following comments related to these arrangements:

•	Explain each material transaction involved with these arrangements and tell us who specifically receives and/or pays amounts due to all of the involved parties, including Unilever, suppliers, and end customers. In doing so, clarify how you account for and present tolling fees and operating and equipment fees. Map how each material transaction impacts your financial statements. An illustrative example(s) would assist our understanding.

•	Tell us if the accounting treatment reflected in the carve-out financial statement for these arrangements will differ at all from the accounting treatment that will be reflected in your stand-alone financial statements after completion of the demerger. If so, explain the difference and the reasons for your determination.

•	Clarify how these arrangements will impact your pro forma financial statements, if at all, and explain the reasons for your determination.

Response:

Under the transitional operating model, the Group will continue to recognise all revenue from sales to third parties. The key commercial flows under the Group’s transitional operating model with Unilever Plc (“Unilever”) are as follows:

1.	Raw and Pack Materials – Due to operational constraints, Unilever will continue to procure raw and pack materials under the strategic management/guidance of the Group. As Unilever acts under the strategic management of the Group, the Group charges Unilever a service fee (the Strategic Management Fee), reflecting the roles and responsibilities and Tech IP ownership of the two parties. The Company recognises the costs of these goods throughout the transitional period.

2.	Manufacturing Activities (“Operating Equipment and Management” Arrangements) – Certain factories, equipment, and personnel transferred to the Company on 1 July 2025. As Unilever uses these assets to convert the raw materials referenced above into finished products and operates under the strategic management of the Group, Unilever pays an operating equipment and management fee to the Group for the use of these assets, which covers labour, overheads, depreciation, and a 5% mark-up.

3.	Finished Goods and Sales – Following manufacture Unilever acts as selling agent for the Company and sells goods to end customers on behalf of the Company. The sales are recognised by the Group, with Unilever remitting sales proceeds (net of its costs and a mark-up for its services as selling agent) to the Group.

During this transitional period, the Company and Unilever are treated as if the arrangements were between unrelated parties acting at arm’s length as required for legal, tax and transfer pricing purposes.

In addition to the above, there are also flows in relation to the transitional arrangements between Unilever and the Company. As stated in the Unaudited Pro Forma Financial Information the impact is not material on the results of the Group.

Accounting treatment:

•	At a consolidated level, the toll manufacturing and Strategic Consultancy Fee arrangements do not result in any additional revenue being recognised by the Company compared to the carve-out financial statements. Whilst there are additional transaction flows between the Company and Unilever, the net impact of these flows offset within cost of sales and the Company continues to recognise only revenue from third party customers and all costs of production.

•	The Company would respectfully refer to its response the Staff’s Comment Letter No. 2, Comment No. 18, regarding segmental revenue recognition.

Worked example

Pro forma impact:

The transitional agreements do not result in any material change to the Company’s reported revenues, expenses, or profitability on a consolidated or pro forma basis.

5.A. Operating Results

Comparison of Results of Operations for FY2024 and FY2023, page 70

2.	We have reviewed your revisions in response to prior comment 9 and continue to note areas which would benefit from further quantification and analysis through the eyes of management. While not an all-inclusive list of where your results of operations could be improved, please address the following items:

•	You indicate that the increase in cost of sales in fiscal 2024 was slightly offset by €70 million of productivity savings, including “a significant reduction in business waste and product complexity.” However, you have not provided any quantification of the impact of rising sales volumes and the high commodity inflation for cocoa. Revise your disclosure to quantify the impact of these factors and, considering the productivity savings represent nearly 10% of your profit before taxation, disclose in further detail the specific nature of these savings and provide an assessment of how the efforts will impact future periods.

•	We note that selling, general and administrative expenses were impacted by elevated advertising and promotion spend and higher employee costs, which were partially offset by other items in overhead and currency retranslation gains. Revise your disclosure to provide additional context and to quantify, where possible, the impact of each contributing factor.

See Item 303(a)-(b) of Regulation S-K and SEC Release No. 33-8350, including sections I.B. and III.B.4.

Response:

The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 72 to 75 to further quantify the extent to which each significant business reason contributed to the overall change in the relevant financial statement line item, including the effect of any offsetting factors, where possible. This includes updates to the disclosure in relation to the impact of rising sales volumes and the high commodity inflation for cocoa as well as promotion spend and higher employee costs.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me (mike.bienenfeld@linklaters.com, +44 20 7456 3660) or Igor Rogovoy (igor.rogovoy@linklaters.com, +44 20 7456 3949) with any questions regarding this correspondence.

Sincerely yours,

/s/ Michael Z. Bienenfeld
Michael Z. Bienenfeld

cc:	Peter ter Kulve, Chief Executive Officer, The Magnum Ice Cream Company B.V.

Abhijit Bhattacharya, Chief Financial Officer, The Magnum Ice Cream Company B.V.

Vanessa Vilar, Chief Legal Officer, The Magnum Ice Cream Company B.V.